As filed with the Securities and Exchange Commission on March 13, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AMN HEALTHCARE SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	06-1500476
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12400 High Bluff Drive, Suite 100

San Diego, California 92130

866-871-8519

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Denise L. Jackson, Esq.

Senior Vice President, General Counsel and Secretary

AMN Healthcare Services, Inc.

12400 High Bluff Drive, Suite 100

San Diego, California 92130

866-871-8519

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

John C. Kennedy, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3000

Approximate date of commencement of proposed sale to public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount Of Registration Fee
Common Stock, par value $0.01 per share	3,046,538	$20.32	$61,905,652	$6,624
(1)	Pursuant to Rule 416 under the Securities Act, this Registration Statement shall be deemed to cover an indeterminate number of additional securities to be offered as a result of stock splits, stock dividends or similar transactions.
(2)	Estimated pursuant to Rule 457(c) under the Securities Act, the offering price and registration fee are based upon the average high and low sale prices for the common stock of AMN Healthcare Services, Inc., on March 8, 2006, as reported by the New York Stock Exchange.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state or other jurisdiction where the offer or sale of these securities is not permitted.

Subject to Completion, dated March 13, 2006

PROSPECTUS

AMN HEALTHCARE SERVICES, INC.

3,046,538 Shares of

Common Stock

The selling stockholders identified in this prospectus may sell, from time to time, up to 3,046,538 shares of common stock. The selling stockholders may offer for sale the shares covered by this prospectus directly to purchasers or through underwriters, broker-dealers or agents, in public or private transactions, at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices, including in satisfaction of certain contractual obligations. For additional information on the methods of sale, you should refer to the section of this prospectus entitled “Plan of Distribution.” We will not receive any of the proceeds from the sale of these shares.

We will provide more specific information about the terms of an offering of these shares of common stock in supplements to this prospectus. If any underwriters, broker-dealers or agents are involved in any offering, the names of such underwriters, broker-dealers or agents and any applicable commissions or discounts will be described in a supplement to this prospectus.

Our common stock is listed on the New York Stock Exchange under the trading symbol “AHS.” On March 9, 2006, the last reported sale price of our common stock on the New York Stock Exchange was $19.49.

See “ Risk Factors” on page 4 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                      , 2006.

No person is authorized to give any information or to make any representations other than those contained in this prospectus or any accompanying prospectus supplement in connection with the offer made by this prospectus or any prospectus supplement, and, if given or made, such other information or representations must not be relied upon as having been authorized by us, or by any underwriter, dealer or agent.

In this prospectus, “we,” “us,” “our” and “AMN” refer to AMN Healthcare Services, Inc. and its subsidiaries. “Selling stockholders” refers to the selling stockholders named in the section of this prospectus entitled “Selling Stockholders” and their transferees after the date of this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

This prospectus incorporates documents by reference that are not presented in or delivered with this prospectus. This is known as “incorporation by reference.” The following documents, which have been filed by us with the Securities and Exchange Commission, or the “SEC” (File No. 001-16753), are incorporated by reference into this prospectus:

•	our annual report on Form 10–K for the fiscal year ended December 31, 2005, filed with the SEC on March 13, 2006;

•	our current reports on Form 8-K, filed with the SEC on January 3, 2006, January 17, 2006 and February 10, 2006; and

•	the description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on October 26, 2001, including any amendment or report filed for the purpose of updating this description.

In addition, all documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, which we refer to as the “Exchange Act,” after the date of this prospectus and prior to the termination of this offering are incorporated by reference into, and are deemed to be a part of, this prospectus from the date of filing of those documents. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K.

You should rely only on the information contained in this document or that information to which we have referred you. We have not authorized anyone to provide you with any additional information.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

The documents incorporated by reference into this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, without charge, upon written or oral request. If exhibits to the documents incorporated by reference in this prospectus are not themselves specifically incorporated by reference in this prospectus, then the exhibits will not be provided.

Requests for any of these documents should be directed to:

Investor Relations

AMN Healthcare Services, Inc.

12400 High Bluff Drive, Suite 100

San Diego, California 92130

Telephone: 866-861-3229

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should carefully read the entire prospectus, including “Risk Factors” on page 4 of this prospectus, and our consolidated financial statements and the related notes and other information contained in the annual and quarterly reports and other documents that we have filed with the SEC and incorporated by reference in this prospectus, before making an investment decision.

Our Company

We are the largest temporary healthcare staffing company in the United States. As the leading nationwide provider of travel nurse staffing services and a leading provider of locum tenens (temporary physician staffing) and physician permanent placement services, we recruit physicians, nurses and allied health professionals, our “healthcare professionals,” nationally and internationally and place them on variable lengths of assignments and in permanent positions at acute-care hospitals, physician practice groups and other healthcare facilities throughout the United States. Approximately 93% of our nurse and allied healthcare professionals are nurses, and the remainder are physical therapists, surgical technologists, respiratory therapists, medical and radiology technologists, dialysis technicians, speech pathologists and rehabilitation assistants. During the fourth quarter of 2005, we had an average of over 6,500 nurse and allied healthcare professionals working on assignment. Since our acquisition on November 2, 2005 of The MHA Group, Inc. and subsidiaries, which we refer to as “MHA,” through December 31, 2005, days filled by our physician independent contractors totaled 29,570. Days filled is calculated by dividing the physician independent contractor hours filled during the period by eight hours.

We market our staffing services to two distinct customer bases: (1) healthcare professionals and (2) hospital and healthcare facilities. We use a multi-brand recruiting strategy to enhance our ability to successfully attract nursing and allied healthcare professionals in the United States and internationally. We market our nurse and allied healthcare professional staffing to our healthcare professionals under recruitment brands including American Mobile Healthcare, Medical Express, NurseChoice InDemand, NursesRx, Preferred Healthcare Staffing, Thera Tech Staffing, Med Travelers, RN Demand, and O’Grady Peyton International. Each brand has distinct clinician focus, market strengths and brand reputation. We market our travel nursing services to hospitals and healthcare facilities under one brand, AMN Healthcare, as a single staffing provider with access to healthcare professionals from several recruitment brands. We market allied services to our clients under the brand names Thera Tech Staffing and Med Travelers, and we market long term nursing services to our clients under the brand name O’Grady Peyton International. We market our locum tenens and physician permanent placement services under the brand names Staff Care, Inc. and Merritt, Hawkins & Associates, respectively, to both healthcare professionals and hospital and healthcare facilities and physician staffing groups. Physicians, nurses and allied healthcare professionals join us on temporary assignments for a wide variety of reasons that include: seeking flexible work opportunities, exploring different areas of the country, building their clinical skills and resume by working at prestigious healthcare facilities, escaping the demands and political environment of working as permanent staff and working through life and career transitions.

We provide services to acute-care and sub-acute healthcare facilities, physician groups, dialysis centers, clinics and schools. Our hospital and healthcare facility clients utilize our services to cost-effectively manage shortages in their staff due to a variety of circumstances such as attrition, new unit openings, seasonal patient census variations, the physician and nurse staffing shortage and other short and long-term staffing needs. In addition to providing continuity of care and quality patient care, we believe hospitals and healthcare facilities contract with us due to our skilled permanent and temporary healthcare professionals, our ability to meet their specific staffing needs, our flexible staffing assignment lengths, our reliable and superior customer service, our ability to offer a large national network of permanent and temporary healthcare professionals and our ability to provide temporary staffing solutions while we assist the client in filling physician permanent staffing needs.

Our large number of hospital and healthcare facility clients provides us with the opportunity to offer temporary or permanent positions in all 50 states and in a variety of work environments and clinical settings. In addition, we provide our temporary healthcare professionals with an attractive benefits package that may include free or subsidized housing, free or reimbursed travel, competitive wages, professional development opportunities, a 401(k) plan, and health and professional liability insurance. We believe that we attract temporary healthcare professionals due to our long-standing reputation for providing a high level of service, our numerous job opportunities, our benefit packages, our innovative marketing programs and word-of-mouth referrals from our thousands of current and former healthcare professionals.

Corporate Information

AMN Healthcare Services, Inc. is a Delaware corporation. Our principal executive offices are located at 12400 High Bluff Drive, Suite 100, San Diego, California 92130, and our telephone number is (866) 871-8519. Our website can be found at http://www.amnhealthcare.com. Information on or linked from our website does not form a part of this prospectus.

R ISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before buying shares of our common stock. Any of the risk factors we describe below could severely harm our business, financial condition and results of operations. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events. You may lose all or part of the money you paid to buy our common stock. Some of the statements in “Risk Factors” are forward-looking statements. See “Forward-Looking Statements.”

Risks Related to Our Business

If we are unable to continue to recruit and retain healthcare professionals for our healthcare staffing business at reasonable costs, it could increase our operating costs and negatively impact our business.

We rely significantly on our ability to recruit and retain healthcare professionals who possess the skills, experience and licenses necessary to meet the requirements of our hospital and healthcare facility clients and physician practice groups. We compete for healthcare staffing personnel with other temporary healthcare staffing companies and with hospitals, healthcare facilities and physician practice groups based on the quantity, diversity and quality of assignments offered, compensation packages and the benefits that we provide to our healthcare professionals. We rely on our human capital intensive, relationship-oriented approach, and national infrastructure to enable us to compete in the permanent physician staffing business. We must continually evaluate and expand our temporary and permanent healthcare professional network to keep pace with the needs of our hospital and healthcare facility clients and physician practice groups.

Currently, there is a shortage of qualified nurses, physicians and certain allied healthcare professionals in the United States, significant competition exists for these personnel, and salaries and benefits have risen. We may be unable to continue to increase the number of temporary and permanent healthcare professionals that we recruit, decreasing the potential for growth of our business. Our ability to recruit and retain temporary and permanent healthcare professionals depends on several factors, including our ability to provide our healthcare professionals with assignments and placements that they view as attractive and to provide our temporary healthcare professionals with competitive wages and benefits, including health insurance and housing. We cannot assure you that we will be successful in any of these areas as the costs of attracting healthcare professionals and providing them with attractive benefits packages may be higher than we anticipate, or we may be unable to pass these costs on to our hospital and healthcare facility clients. If we are unable to increase the rates that we charge our hospital and healthcare facility clients to cover these costs, our profitability could decline. Moreover, if we are unable to recruit temporary and permanent healthcare professionals, the quality of our services to our hospital and healthcare facility clients may decline and, as a result, we could lose clients.

Our operations may deteriorate if we are unable to continue to attract, develop and retain our sales and operations personnel.

Our success is dependent upon the performance of our sales and operations personnel. The number of individuals who meet our qualifications for these positions is limited, and we may experience difficulty in attracting qualified candidates. In addition, we commit substantial resources to the training, development and support of our personnel. Competition for qualified sales personnel in the line of business in which we operate is strong, and there is a risk that we may not be able to retain our sales personnel after we have expended the time and expense to recruit and train them.

We operate in a highly competitive market and our success depends on our ability to remain competitive in obtaining and retaining hospital, healthcare facility and physician practice group clients and demonstrating the value of our services.

The temporary healthcare staffing business is highly competitive. We compete in national, regional and local markets with full-service staffing companies, specialized temporary staffing agencies and hospital systems that have developed their own interim staffing pools. Some of our large competitors in the temporary nurse and locum tenens staffing sectors include Cross Country Healthcare, InteliStaf Healthcare, CHG Healthcare Services, Inc., On Assignment and Medical Doctor Associates.

We believe that the primary competitive factors in obtaining and retaining hospital, healthcare facility and physician practice group clients are identifying qualified healthcare professionals for specific job requirements, providing qualified employees in a timely manner, pricing services competitively and effectively monitoring employees’ job performance. Competition for hospital, healthcare facility and physician practice group clients and temporary and permanent healthcare professionals may increase in the future due to these factors or a shortage of qualified healthcare professionals in the marketplace and, as a result, we may not be able to remain competitive. To the extent competitors seek to gain or retain market share by reducing prices or increasing marketing expenditures, we could lose revenue or clients and our margins could decline, which could seriously harm our operating results and cause the price of our stock to decline. In addition, the development of alternative recruitment channels could lead our clients to bypass our services, which would also cause revenue and margins to decline.

Our business depends upon our ability to secure and fill new orders from our hospital, healthcare facility and physician practice group clients because our temporary healthcare staffing business does not have long-term, exclusive or guaranteed contracts with them, and economic conditions may adversely impact the number of new orders and contracts we receive.

We generally do not have long-term, exclusive or guaranteed order contracts for our temporary healthcare staffing with our hospital, healthcare facility and physician practice group clients. The success of our business is dependent upon our ability to continually secure new contracts and orders from hospitals, healthcare facilities and physician practice groups and to fill those orders with our temporary healthcare professionals. Our hospital, healthcare facility and physician practice group clients are free to award contracts and place orders with our competitors and choose to use temporary healthcare professionals that our competitors offer them. Therefore, we must maintain positive relationships with our hospital, healthcare facility and physician practice group clients. If we fail to maintain positive relationships with our hospital, healthcare facility and physician practice group clients or are unable to provide a cost-effective staffing solution, we may be unable to generate new temporary healthcare professional orders and our business may be adversely affected.

Some hospitals and healthcare facility clients choose to outsource this contract and order function to staffing associations owned by member healthcare facilities or companies with vendor management services that may act as intermediaries with our client facilities. These organizations may impact our ability to obtain new clients and maintain our existing client relationships by impeding our ability to access and contract directly with healthcare facility clients. Additionally, we may experience pricing pressure or incremental fees from these organizations that may negatively impact our revenue and profitability.

Depressed economic conditions, such as increasing unemployment rates and low job growth, could also negatively influence our ability to secure new orders and contracts from clients. In times of economic downturn, permanent healthcare facility staff may be more inclined to work overtime and less likely to leave their positions, resulting in fewer available vacancies and less demand for our services. Fewer placement opportunities for our temporary healthcare professionals impairs our ability to recruit and place both temporary and permanent placement healthcare professionals and our revenues and profitability may decline as a result of this constricted demand and supply.

The demand for our services, and therefore the profitability of our business, may be adversely affected by changes in the staffing needs due to fluctuations in hospital admissions or staffing preferences of our healthcare facility clients.

The temporary healthcare staffing industry grew from 1996 through 2002, declined in early 2003 and stabilized and grew modestly from late 2003 through 2005. Demand for our temporary healthcare staffing services is affected by the staffing needs and preferences of our healthcare facility clients, as well as by fluctuations in patient occupancy at our client healthcare facilities due to economic factors and seasonal fluctuations that are beyond our control.

Hospitals in certain geographical regions experience significant seasonal fluctuations in admissions, and must be able to adjust their staffing levels to accommodate the change in patient census. Our healthcare facility clients may choose to use temporary staff, additional overtime from their permanent staff or add new permanent staff in order to accommodate changes in their staffing needs. Many healthcare facilities will utilize temporary healthcare professionals to accommodate an increase in hospital admissions. Alternatively, if hospital admissions decrease, the demand for our temporary healthcare professionals may decline as healthcare facility clients typically will reduce their use of temporary staff before reducing the workload or undertaking layoffs of their regular employees. In addition, we may experience more competitive pricing pressure during periods of patient occupancy and hospital admission downturns, negatively impacting our revenue and profitability.

The ability of our hospital, healthcare facility and physician practice group clients to retain and increase the productivity of their permanent staff may affect the demand for our services.

If our hospital, healthcare facility and physician practice group clients retain and increase the productivity of their permanent staff, their need for our services may decline. Higher permanent staff retention rates and increased productivity of permanent staff members could result in increased efficiencies, thereby reducing the demand for both our temporary staffing and permanent placement services, which could negatively impact our revenue and profitability.

We operate in a regulated industry and changes in regulations or violations of regulations may result in increased costs or sanctions that could reduce revenue and profitability and may impact our ability to grow and operate our business.

The healthcare industry is subject to extensive and complex federal and state laws and regulations related to professional licensure, conduct of operations, costs and payment for services and payment for referrals.

Our business is generally not subject to the extensive and complex laws that apply to our hospital, healthcare facility and physician practice group clients, including laws related to Medicare, Medicaid and other federal and state healthcare programs. However, these laws and regulations could indirectly affect the demand or the prices paid for our services. For example, our hospital, healthcare facility and physician practice group clients could suffer civil and criminal penalties and be excluded from participating in Medicare, Medicaid and other healthcare programs if they fail to comply with the laws and regulations applicable to their businesses.

In addition, our hospital, healthcare facility and physician practice group clients could receive reduced reimbursements, or be excluded from coverage, because of a change in the rates or conditions set by federal or state governments. In turn, violations of or changes to these laws and regulations that adversely affect our hospital, healthcare facility and physician practice group clients could also adversely affect the prices and demand for our services. For example, legislation in Massachusetts limited the hourly rate paid to temporary nursing agencies for registered nurses, licensed practical nurses and certified nurses aides. While we are exempt from this regulation, in part, similar regulations may be enacted in other states in which we operate, and as a result revenue and margins could decrease. Furthermore, third party payors, such as health maintenance organizations, increasingly challenge the prices charged for medical care. Failure by hospitals, healthcare facilities and physician practice groups to obtain full reimbursement from those third party payors could reduce the demand or the price paid for our services.

We are also subject to certain laws and regulations applicable to healthcare staffing agencies and general temporary staffing services. Like all employers, we must also comply with various laws and regulations relating to pay practices, workers compensation and immigration. As we continue to grow, we believe that we are more likely to be a target of challenges to our pay practices, such as challenges to our employee classifications under the Fair Labor Standards Act. There is a risk that we could be subject to payment of additional wages, insurance and employment and payroll related taxes if certain of our corporate employees classified as exempt from overtime and minimum wage requirements are re-classified as non-exempt from overtime and minimum wage requirements. Because of the nature of our business, the impact of these laws and regulations may have a more pronounced effect on our business. These laws and regulations may also impede our ability to grow our operations.

We primarily draw our supply of healthcare professionals from the United States, but international supply channels have represented a small but growing temporary nurse supply source. Our ability to recruit healthcare professionals through these foreign supply channels may be impacted by government legislation limiting the number of immigrant visas that can be issued.

Additionally, we have incurred and will continue to incur additional legal and accounting expenses related to compliance with corporate governance and disclosure standards implemented by the Sarbanes-Oxley Act of 2002, the rules of the New York Stock Exchange and regulations of the SEC. Regulations promulgated in connection with Section 404 of the Sarbanes-Oxley Act of 2002 require an annual and quarterly review by management and evaluation of our internal control systems, in addition to an annual auditor attestation of the effectiveness of these systems, which commenced with our fiscal year ended December 31, 2004 (exclusive of our recent acquisition of MHA, which we refer to as the “MHA acquisition”). In addition, as of December 31, 2006, we will need to certify the sufficiency of the internal control systems of MHA. If we fail to comply with these laws and regulations, damages, civil and criminal penalties, injunctions and cease and desist orders may be imposed, which would negatively impact our business and operations. The increase in costs necessitated by compliance with the laws and regulations affecting our business reduces our overall profitability, and reduces the assets and resources available for utilization in the expansion of our business operations.

Our profitability is impacted by our ability to leverage our cost structure.

We have technology, operations and human capital infrastructures to support our existing business and contemplated growth. In the event that our business does not grow at the rate that we had anticipated, our inability to reduce these costs would impair our profitability. Additionally, if we are not able to capitalize on this infrastructure our earnings growth rate will be impacted.

The variation in pricing of the healthcare facility contracts under which we place temporary and permanent healthcare professionals impacts our profitability.

The pricing of our contracts with hospitals, healthcare facilities and physician practice groups may vary depending on circumstances, including geographic location, economic conditions and supply and demand factors. These pricing variables impact our gross margin and could result in decreased profitability if we are unable to renew existing accounts on economically favorable terms.

We may not be able to successfully implement our strategic growth, acquisition and integration strategies.

An effective growth management strategy is necessary to organically grow our current operations, and if we do not successfully execute this growth strategy, our profitability could decline. We continue to explore strategic acquisition opportunities to support our organic growth strategy. Acquisitions involve significant risks and uncertainties, including difficulties integrating acquired personnel and other corporate cultures into our business, the potential loss of key employees or customers of acquired companies, the assumption of liabilities and exposure to unforeseen liabilities of acquired companies and the diversion of management attention from existing operations. We may not be able to fully integrate the operations of the acquired businesses with our own in an efficient and cost-effective manner. Acquisitions may also require significant expenditures of cash and other resources and assumption of debt that may ultimately negatively impact our overall financial performance. In particular, we are still in the process of integrating our recent MHA acquisition.

Difficulties in maintaining our management information and communications systems may result in increased costs that reduce our profitability.

Our ability to deliver our staffing services to our hospital, healthcare facility and physician practice group clients and manage our internal systems depends to a large extent upon our access to and the performance of our management information and communications systems. These systems also maintain accounting and financial information, which we depend upon to fulfill our financial reporting obligations. If these systems do not adequately support our operations, these systems are damaged or if we are required to incur significant additional costs to repair, maintain or expand these systems, our business and financial results could be materially adversely affected. Although we have risk mitigation measures, these systems, and our access to these systems, are not impervious to floods, fire, storms, or other natural disasters, and the loss of systems information could result in disruption to our business.

The challenge to the classification of certain of our healthcare professionals as independent contractors could adversely impact our profitability.

Although there is a long-standing industry standard to treat physicians as independent contractors, there is a risk we could be subject to additional wage and insurance claims, employment and payroll-related taxes if federal or state taxing authorities re-classify our independent contractor physicians as employees, which would significantly reduce our profitability. In addition, many states have laws which prohibit non-physician owned companies from employing physicians, which we refer to as the “corporate practice of medicine.” If our independent contractor physicians are classified as employees, we would be in violation of state laws that prohibit the corporate practice of medicine, which would have a substantial negative impact on our profitability.

The impact of medical malpractice and other claims asserted against us could subject us to substantial liabilities.

In recent years, our hospital, healthcare facility and physician practice group clients have been subject to a number of legal actions alleging malpractice or related legal theories. Because our temporary and permanent healthcare professionals provide medical care and we provide credentialing of these healthcare professionals, claims may be brought against us and our healthcare professionals relating to the recruitment and qualification of these healthcare professionals and the quality of medical care provided by our temporary healthcare professionals while on assignment or after placement at our hospital, healthcare facility and physician practice group clients. We and the healthcare professional are at times named in these lawsuits regardless of our contractual obligations, the competency of the healthcare professional, the standard of care provided by the healthcare professional or the quality of service that we provided. In some instances, we are required to indemnify hospital, healthcare facility and physician practice group clients contractually against some or all of these potential legal actions. Also, because some of our temporary healthcare professionals are our employees, we may be subject to various employment claims and contractual disputes regarding the terms of a temporary healthcare professional’s employment.

Because we are in the business of placing our temporary healthcare professionals in the workplaces of other companies, we are subject to possible claims by our temporary healthcare professionals alleging discrimination, sexual harassment and other similar activities by our hospital and healthcare facility clients. We maintain a policy for employment practices coverage. However, the cost of defending such claims, even if groundless, could be substantial and the associated negative publicity could adversely affect our ability to attract, retain and place qualified individuals in the future.

We maintain various types of insurance coverage, including professional liability, workers compensation and employment practices, through insurance carriers, and we also self-insure for these claims through accruals for retention reserves. We may experience increased insurance costs and reserve accruals and may not be able to pass on all or any portion of increased insurance costs to our hospital, healthcare facility and physician practice group clients, thereby reducing our profitability. Our insurance coverage and reserve accruals may not be sufficient to cover all claims against us, and we may be exposed to substantial liabilities.

Terrorist threats or attacks may disrupt or adversely affect our business operations.

Our business operations may be interrupted or adversely impacted in the United States and abroad in the event of a terrorist attack or heightened security alerts. Our temporary healthcare professionals may become reluctant to travel and may decline assignments based upon the perceived risk of terrorist activity, which would reduce our revenue and profitability. In addition, terrorist activity or threats may impede our access to our management and information systems resulting in loss of revenue. We do not maintain insurance coverage against terrorist attacks.

If we are unable to carry out our business strategy our profitability could be negatively impacted.

Our success is dependent on our ability to execute our business strategy, which necessarily involves the successful operation of a number of integral components and business objectives. Our ability to execute these business objectives is dependent upon a sufficient cash flow and capital structure to support the business. If we are unable to access credit on commercially reasonable terms or our cash flow is significantly impaired, our profitability could be negatively impacted.

The loss of key officers and management personnel could adversely affect our ability to remain competitive.

We believe that the success of our business strategy and our ability to operate profitably depends on the continued employment of our senior management team. We have employment agreements with only Steven C. Francis, our Executive Chairman, Susan R. Nowakowski, our President and Chief Executive Officer, and two non-executive officers. If these individuals or members of our senior management team become unable or unwilling to continue in their present positions, our business and financial results could be materially adversely affected.

We have a substantial amount of goodwill on our balance sheet that may have the effect of decreasing our earnings or increasing our losses in the event that we are required to recognize an impairment to goodwill.

As of December 31, 2005, we had $240.8 million of unamortized goodwill on our balance sheet, which represents the excess of the total purchase price of our acquisitions over the fair value of the net assets acquired. At December 31, 2005, goodwill represented 38.9% of our total assets.

SFAS No. 142, Goodwill and Other Intangible Assets requires that goodwill not be amortized but rather that it be reviewed annually for impairment. In the event impairment is identified, a charge to earnings would be recorded. Although an impairment charge to earnings for goodwill would not affect our cash flow, it would decrease our earnings or increase our losses, as the case may be, and our stock price could be adversely affected. We have reviewed our goodwill for impairment in accordance with the provisions of SFAS No. 142, and have not identified any impairment to goodwill.

We have a substantial accrual for self-insured retentions on our balance sheet, and any significant adverse adjustments in these accruals may have the effect of decreasing our earnings or increasing our losses.

We maintain accruals for self-insured retentions for professional liability, health insurance and workers compensation on our balance sheet. Increases to these accruals do not immediately affect our cash flow, but a significant increase to these self-insured retention accruals may decrease our earnings or increase our losses, as the case may be. We determine the adequacy of our self-insured retention accruals by evaluating our historical experience and trends, related to both insurance claims and payments, information provided to us by our insurance brokers and third party administrators, as well as industry experience and trends. If such information indicates that our accruals are overstated or understated, we reduce or provide for additional accruals, as appropriate.

Risks Related to the Ownership of Our Common Stock

Our stock price may be volatile and you may be unable to resell your shares at or above the offering price.

In recent years, the stock market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of specific companies. The market price of our common stock may fluctuate based on a number of factors, including:

•	our operating performance and the performance of other similar companies;

•	news announcements relating to us, the healthcare and staffing industries or our competitors;

•	changes in earnings estimates or recommendations by research analysts;

•	changes in general economic conditions;

•	the arrival or departure of key personnel;

•	acquisitions or other transactions involving us or our competitors; and

•	other developments affecting us, our industry or our competitors.

A significant number of our shares could be sold in the future which could depress our stock price.

As of March 6, 2006, Steven C. Francis and the Francis Family Trust dated May 24, 1996, as amended, beneficially owned 3,333,371 restricted shares of our common stock (which includes options for 3,116,449 shares of common stock deemed to be beneficially owned by reason of the right to acquire such shares within 60 days following March 6, 2006) or approximately 10.37% of the outstanding shares of our common stock as of March 6, 2006 and including shares we issued on March 9, 2006 as part of an earn-out payment related to the MHA acquisition. We refer to Steven C. Francis and the Francis Family Trust dated May 24, 1996, as amended, collectively as the “Francis stockholders.” Subject to volume and manner of sale limitations, these shares can be sold pursuant to Rule 144 under the Securities Act of 1933, which we refer to as the “Securities Act.” In addition, we have granted these stockholders demand, piggy-back and Form S-3 registration rights. Sales of a substantial number of these shares of our common stock, or the perception that holders of a large number of shares intend to sell their shares, could depress the market price of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. We based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. The following factors could cause our actual results to differ materially from those implied by the forward-looking statements in this prospectus:

•	our ability to continue to recruit qualified temporary and permanent healthcare professionals at reasonable costs;

•	our ability to retain qualified temporary healthcare professionals for multiple assignments at reasonable costs;

•	our ability to attract and retain sales and operational personnel;

•	our ability to enter into contracts with hospitals, healthcare facility clients, affiliated healthcare networks and physician practice groups on terms attractive to us and to secure orders related to those contracts;

•	our ability to demonstrate the value of our services to our healthcare and facility clients;

•	changes in the timing of hospital, healthcare facility and physician practice group clients’ orders for temporary healthcare professionals;

•	the general level of patient occupancy at our hospital and healthcare facility clients’ facilities;

•	the overall level of demand for services offered by temporary and permanent healthcare staffing providers;

•	the ability of our hospital, healthcare facility and physician practice group clients to retain and increase the productivity of their permanent staff;

•	the variation in pricing of the healthcare facility contracts under which we place temporary healthcare professionals;

•	our ability to successfully implement our strategic growth, acquisition and integration strategies;

•	our ability to leverage our cost structure;

•	the performance of our management information and communication systems;

•	the effect of existing or future government legislation and regulation;

•	our ability to grow and operate our business in compliance with legislation and regulations;

•	the challenge to the classification of certain of our healthcare professionals as independent contractors;

•	the impact of medical malpractice and other claims asserted against us;

•	the disruption or adverse impact to our business as a result of a terrorist attack;

•	our ability to carry out our business strategy and maintain sufficient cash flow and capital structure to support our business;

•	the loss of key officers and management personnel that could adversely affect our ability to remain competitive;

•	the effect of recognition by us of an impairment to goodwill; and

•	the effect of adjustments by us to accruals for self-insured retentions.

Other factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus are more fully described in the “Risk Factors” section and elsewhere in this prospectus.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of the common stock offered by this prospectus. We will not receive any proceeds from this offering.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

FINANCIAL STATEMENT

We acquired MHA on November 2, 2005. The MHA acquisition has been accounted for using the purchase method of accounting and, accordingly, the tangible and intangible assets and liabilities assumed were recorded at their estimated fair values as of the date of the MHA acquisition.

Our total recorded purchase price of MHA, including contingent consideration earned and excluding assumed liabilities, is summarized as follows (in thousands):

Cash paid for MHA common stock	$108,140
Cash holdback	13,904
Equity issued for MHA common stock	31,948
Earn-out—cash	35,164
Earn-out—equity	10,667
Transaction costs	2,712

Total purchase price of acquisition	$202,535

At the closing of the MHA acquisition, in addition to cash paid, we issued 2.3 million shares of our common stock and later issued an additional 0.7 million shares for payment of the earn-out. The acquisition agreement also includes a $15.0 million holdback of the cash portion of the purchase price, which is recorded at its fair value of $13.9 million, for potential claims indemnified by the selling stockholders in the MHA acquisition, which we refer to as the “MHA stockholders.” As of December 31, 2005, $0.4 million of the holdback was released to the MHA stockholders, with the balance to be released in March 2007, net of any indemnification claims.

Intangible assets include amounts recognized for the fair value of tradenames and trademarks, customer relationships, non-compete agreements, and staffing databases. Tradenames and trademarks have an indefinite life, excluding a $1.2 million tradename with a 5 year life, and the remaining intangible assets have a weighted average useful life of approximately 13 years. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill and amounted to approximately $104.9 million. In accordance with current accounting standards, the goodwill will not be amortized and will be tested for impairment as required by SFAS No. 142, Goodwill and Other Intangible Assets.

Our fiscal year ends on December 31 of each year. MHA’s fiscal year ended on September 30 of each year. The following unaudited pro forma condensed combined consolidated statement of operations has been prepared to assist you in your analysis of the financial effects of the MHA acquisition, and has been presented in accordance with accounting principles generally accepted in the United States of America. The unaudited pro forma condensed combined consolidated statement of operations for the year ended December 31, 2005 combines the historical results for AMN and MHA for the twelve months ended December 31, 2005, as if the MHA acquisition had occurred on January 1, 2005. The historical AMN results include the results of MHA subsequent to the November 2, 2005 acquisition date through December 31, 2005. The historical MHA results include the results of MHA from January 1, 2005 through November 2, 2005.

This pro forma financial information does not purport to represent what our actual results of operations or financial position would have been had the MHA acquisition occurred on the date indicated nor is the information necessarily indicative of future operating results. The pro forma adjustments are based upon information and assumptions available at the time of the filing of this registration statement. You should read our pro forma condensed combined consolidated financial statement in conjunction with our consolidated financial statements and the related notes, our “Selected Financial and Operating Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in our Annual Report on Form 10-K, incorporated by reference into this prospectus.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations

for the Year Ended December 31, 2005

(in thousands, except per share data)

	Historical		Pro Forma Adjustments		Pro Forma
	AMN	MHA
	Twelve months ended December 31, 2005	Period from January 1, 2005 to November 2, 2005
Revenue	$705,843	$253,978	$—		$959,821
Cost of revenue	535,608	171,628	—		707,236

Gross profit	170,235	82,350	—		252,585
Operating expenses:
Selling, general, and administrative, excluding non-cash stock-based compensation	117,184	66,338	(4,566	)(a)	178,956
Non-cash stock-based compensation	142	—	—		142
Depreciation and amortization	6,179	753	2,537	(b)	9,469

Total operating expenses	123,505	67,091	(2,029)		188,567

Income from operations	46,730	15,259	2,029		64,018
Interest expense (income), net	9,565	(252)	7,466	(c)	16,779

Income before income taxes	37,165	15,511	(5,437)		47,239
Income tax expense	14,931	5,753	(2,325	)(d)	18,359

Net income	$22,234	$9,758	$(3,112)		$28,880

Net income per common share:
Basic	$0.76				$0.91

Diluted	$0.69				$0.83

Weighted average common shares:
Basic	29,130				31,733

Diluted	32,118				34,789

See accompanying notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statement.

Notes To Unaudited Pro Forma Condensed Combined Consolidated Financial Statement

1. Basis of Presentation

The accompanying unaudited pro forma condensed combined consolidated statement of operations present the pro forma results of operations of AMN and MHA on a combined basis based on the historical financial information of each company and after giving effect to the acquisition of MHA by AMN. The MHA acquisition was recorded using the purchase method of accounting.

The unaudited pro forma condensed combined consolidated statement of operations for the year ended December 31, 2005, combines the historical results for AMN for the twelve months ended December 31, 2005 and MHA for the period from January 1, 2005 through November 2, 2005, as if the MHA acquisition had occurred on January 1, 2005.

2. Pro Forma Adjustments

(a) To reflect a $2,964,000 reduction in compensation expense related to non-recurring executive salary expense for the twelve months ended December 31, 2005 and a pro forma adjustment of $1,602,000 for non-recurring professional service fees for the twelve months ended December 31, 2005. The professional service fees consist of transaction costs related to the MHA acquisition and legal costs related to specific tax matters incurred by MHA during the period presented. Pursuant to the acquisition agreement, costs incurred related to these matters subsequent to the date of acquisition will be borne by the MHA stockholders and will not impact the results of operations of the combined entity. As these costs are factually supported, directly attributable to the MHA acquisition and not expected to have a continuing impact to the combined entity, the historical MHA costs have been excluded from the pro forma income statement.

(b) To reflect amortization expense related to the fair value of identifiable amortizable intangible assets.

(c) To reflect interest expense of $6,209,000 and $1,138,000 for additional AMN borrowings and the accretion of fair valued acquisition liabilities to be paid in cash, respectively, for the twelve months ended December 31, 2005. To also reflect additional deferred financing cost amortization, recorded in interest expense, of $119,000 for the twelve months ended December 31, 2005, related to financing costs incurred to finance the MHA acquisition.

(d) To reflect the income tax effect of the pro forma adjustments.

SELLING STOCKHOLDERS

The shares of our common stock to which this prospectus relates are being registered for sale by the selling stockholders named below. We have registered those shares to permit the selling stockholders and some of their transferees after the date of this prospectus to sell the shares when they deem appropriate. We refer to all of these possible sellers as the “selling stockholders” in this prospectus. The selling stockholders may sell all, a portion or none of their shares at any time.

The following table sets forth information regarding the beneficial ownership of the common stock by the selling stockholders as of March 6, 2006 and including shares that we issued on March 9, 2006 as part of an earn-out payment related to the MHA acquisition. If the selling stockholders sell all of their shares registered under this prospectus, each of the selling stockholders will then beneficially own none of our shares of common stock.

Except as otherwise indicated, each person has sole voting and dispositive power with respect to such shares.

The address of each beneficial owner listed on the table below is c/o AMN Healthcare Services, Inc., 12400 High Bluff Drive, Suite 100, San Diego, California 92130.

	Shares Beneficially Owned(1)		Number of Shares That May Be Sold Hereunder
Name of Beneficial Owner	Shares	%
Joseph B. Caldwell	178,578	0.556	178,578
Robert D. Colmery	13,392	0.042	13,392
Floyd E. Cotham, Jr.	290,190	0.903	290,190
Guy David Curtis	8,928	0.028	8,928
Steven E. Delin	10,713	0.033	10,713
Larry Lee Garber, Jr.	16,071	0.050	16,071
John D. Hawkins	44,643	0.139	44,643
Joseph E. Hawkins	1,125,047	3.502	1,125,047
William D. Koger	110,718	0.345	110,718
Stephen E. Marsh	13,392	0.042	13,392
James C. Merritt	529,373	1.648	529,373
Ruth M. Merritt	450,672	1.403	450,672
Kurt T. Mosley	13,392	0.042	13,392
Bales W. Nelson	37,854	0.118	37,854
Kevin A. Perpetua	13,392	0.042	13,392
Linda M. Ramoz	42,858	0.133	42,858
Joe R. Smith	13,392	0.042	13,392
Mark E. Smith	133,933	0.417	133,933

(1)	Determined in accordance with Rule 13d-3 under the Exchange Act.

Material Relationships with the Selling Stockholders

Other than Ruth Merritt and Linda Ramoz, all of the selling stockholders are our current employees and, except for Ruth Merritt, were officers or employees of MHA. In connection with the MHA acquisition, two of the selling stockholders, Joseph Hawkins and James Merritt, entered into employment agreements with MHA and four of the selling stockholders who are our current employees entered into severance and noncompetition agreements with us.

Acquisition Agreement

The selling stockholders obtained their shares of our common stock in connection with our acquisition of all of the outstanding capital stock of MHA on November 2, 2005 in a merger transaction pursuant to an Acquisition Agreement, dated as of October 5, 2005, as amended by Amendment No. 1 to the Acquisition Agreement dated as of October 21, 2005, as further amended by Amendment No. 2 to the Acquisition Agreement dated as of October 27, 2005, which we refer to as the “acquisition agreement,” by and among the Company, Cowboy Acquisition Corp., a Texas corporation and indirect, wholly-owned subsidiary of AMN, MHA and James C. Merritt and Joseph E. Hawkins. The purchase price was comprised of $160.0 million plus acquisition costs of $2.7 million and an earn-out payment of $47.3 million of additional consideration based on the twelve months ended 2005 performance of MHA. The initial $160 million of consideration and the earn-out were paid approximately 75% in cash and 25% in unregistered shares of our common stock.

We are filing a registration statement, of which this prospectus is a part, in response to a requirement in the acquisition agreement to register on Form S-3 the shares of our common stock that were issued in the MHA acquisition. Under the acquisition agreement, we have agreed to indemnify each selling stockholder and their permitted transferees, any underwriter for such selling stockholder, its officers, directors, shareholders or partners and each person, if any, who controls such stockholder or underwriter against certain liabilities, including specified liabilities under the Securities Act. Under the terms of the acquisition agreement, the selling stockholders will bear all costs, fees and expenses incident to our registration of the resale of the selling stockholders’ common stock.

Registration Rights

In connection with the MHA acquisition, we entered into an amended and restated registration rights agreement with Steven C. Francis, the Francis Family Trust dated May 24, 1996, James C. Merritt and Joseph E. Hawkins. Under the terms of the amended and restated registration rights agreement, the Francis stockholders have certain demand, piggy-back and Form S-3 registration rights. Messrs. Merritt and Hawkins are entitled to piggy-back registration rights with respect to any demand registration request made by the Francis stockholders. In addition, Messrs. Merritt and Hawkins and the Francis stockholders were granted piggy-back rights on certain registrations for our account or the account of another stockholder. If the registration requested is in the form of a firm commitment underwritten offering, and if the managing underwriter of the offering determines that the number of securities to be offered would jeopardize the success of the offering, the number of shares included in the offering would be determined as follows: (i) shares offered by the Francis stockholders, (ii) shares offered by stockholders other than the Francis stockholders, (iii) shares held by other stockholders to be included in such registration and (iv) shares offered by us.

Under the amended and restated registration rights agreement, we have agreed to indemnify the Francis stockholders and certain of their transferees, James C. Merritt and Joseph E. Hawkins and their partners, directors, officers, affiliates, members, employees and controlling persons and any underwriters of the common stock covered by this registration statement and their controlling persons against certain liabilities, including specified liabilities under the Securities Act, or to contribute with respect to payments which the Francis stockholders may be required to make in respect of such liabilities. Under the terms of the amended and restated registration rights agreement, we will bear all costs, fees and expenses in connection with our registration of the resale of our common stock held by Messrs. Merritt and Hawkins (except for their legal fees and underwriting discounts and selling commissions) in connection with any piggy-back registration. The Francis stockholders have not exercised their piggy-back rights with respect to this registration statement on Form S-3 made by the MHA stockholders.

PLAN OF DISTRIBUTION

The selling stockholders, including some of their transferees who may later hold their interests in the shares of our common stock covered by this prospectus and who are otherwise entitled to resell the shares using this prospectus, may sell the shares of common stock covered by this prospectus from time to time in any legal manner, including directly to purchasers or through underwriters, broker-dealers or agents, or through a combination of such methods, and such purchasers, underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from us, the selling stockholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved. The selling stockholders are responsible for all discounts, concessions or commissions in connection with any sale or other disposition of common stock covered by this prospectus, and we shall not bear any of these costs.

The selling stockholders have advised us that their shares of the common stock covered by this prospectus may be sold directly to purchasers or through underwriters, broker-dealers or agents, in public or private transactions, at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices, including in satisfaction of certain contractual obligations. These sales may be effected in one or more transactions, including:

•	on the New York Stock Exchange;

•	in the over-the-counter market;

•	in transactions other than on the New York Stock Exchange or in the over-the-counter market; or

•	any combination of the foregoing.

Such sales may be in the form of a block trade in which a broker-dealer may resell part of the block, as principal, in order to facilitate the transaction, ordinary brokerage transactions or transactions in which the broker-dealer solicits purchasers.

The selling stockholders have advised us that, as of the date hereof, they have not entered into any agreements, arrangements or understandings with any underwriter, broker-dealer or agent regarding the sale of shares of our common stock. The specific terms of any such underwriting or other agreement will be disclosed in a supplement to this prospectus filed with the SEC under Rule 424(b) under the Securities Act, or, if appropriate, a post-effective amendment to the registration statement of which this prospectus forms a part. Some of the underwriters, broker-dealers or agents used by the selling stockholders in any offering of common stock under this prospectus may engage in transactions with, and perform services for, us in the ordinary course of business.

If underwriters or broker-dealers are used in an offering, the common stock offered pursuant to this prospectus may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more such firms. Unless otherwise set forth in the prospectus supplement, the obligations of underwriters or broker-dealers to purchase any common stock offered will be subject to certain conditions precedent and the underwriters or broker-dealers will be obligated to purchase all the offered securities if any are purchased. Any public offering price and any discount or concessions allowed or reallowed or paid by underwriters or broker-dealers to other broker-dealers may be changed from time to time.

Any agent involved in the offer or sale of common stock covered by this prospectus will be named, and any commissions paid by the selling stockholders to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

The selling stockholders may sell any or all of the shares of our common stock offered pursuant to this prospectus. Any securities of the selling stockholders covered by this prospectus that qualify for sale pursuant to

Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. There can be no assurance that the selling stockholders will not transfer, devise or gift, the shares of common stock by other means not described in this prospectus.

The aggregate proceeds from the sale of the shares offered pursuant to this prospectus will be the purchase price of the shares less discounts and commissions, if any. The selling stockholders will be responsible for any underwriting discounts and commissions and agent’s commissions in connection with their shares of our common stock sold through underwriters or broker-dealers. We will not receive any of the proceeds from the sale by the selling stockholders of their shares of our common stock covered by this prospectus.

In order to comply with the securities laws of some states, if applicable, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states, the shares may not be sold unless they have been registered or qualified for sale or any exemption from registration or qualification requirements is available and is complied with.

Any underwriters, broker-dealers or agents that participate in the sale of the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. As a result, any profits on the sale of the shares of common stock and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriters, broker-dealers or agents may be entitled, under agreements entered into with us or the selling stockholders, to indemnification against or contribution toward certain civil liabilities, including liabilities under the Securities Act. The terms of any indemnification provisions will be set forth in a prospectus supplement.

To the extent required, the shares to be sold, the names of the selling stockholders and any underwriters, broker-dealer or agent involved, the respective purchase prices and public offering prices, the proceeds that the selling stockholders will receive, any underwriting discounts and other items constituting underwriters’ compensation and any discounts or commissions allowed or reallowed or paid to broker-dealers or paid to agents with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

Under the acquisition agreement, we have agreed to indemnify each selling stockholder and their permitted transferees, any underwriter for such selling stockholder, its officers, directors, shareholders or partners and each person, if any, who controls such stockholder or underwriter against certain liabilities, including specified liabilities under the Securities Act. The selling stockholders have agreed to indemnify us for liabilities arising under the Securities Act with respect to written information furnished to us by them or to contribute with respect to payments in connection with such liabilities. The selling stockholders have agreed to pay all of the costs, fees and expenses incident to our registration of the resale of the selling stockholders’ common stock. For more information regarding registration rights under the acquisition agreement, see “Selling Stockholders—Material Relationships with the Selling Stockholders—Acquisition Agreement.”

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP will pass upon the validity of the common stock offered by this prospectus.

EXPERTS

The consolidated financial statements and schedule of AMN Healthcare Services, Inc. and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of The MHA Group, Inc. and subsidiaries as of September 30, 2005 and 2004, and for each of the years in the three-year period ended September 30, 2005 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC is not necessarily complete, and in each instance reference is made to the copy of the document filed. We also file annual, quarterly and special reports, proxy statements and other information with the SEC pursuant to the Exchange Act. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings also are available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

Our common stock is listed and traded on the New York Stock Exchange under the trading symbol “AHS.” You also may inspect and copy our reports, proxy statements and other information filed with the SEC at the New York Stock Exchange, 20 Broad Street, New York, New York.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the estimated amounts of expenses, other than underwriting discounts and commissions, to be borne by the selling stockholders in connection with the distribution of the offered securities. The registrant will not pay any of the following:

SEC registration fee	$6,624
Printing expenses	$20,000
Accounting fees and expenses	$30,000
Legal fees and expenses	$70,000
Blue Sky fees and expenses	$10,000
Miscellaneous	$10,000

TOTAL	$146,624

Item 15. Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware provides as follows:

A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification will be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our amended and restated certificate of incorporation provides that we will indemnify any person, including persons who are not our directors and officers, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

In addition, pursuant to our Bylaws, we will indemnify our directors and officers against expenses (including judgments or amounts paid in settlement) incurred in any action, civil or criminal, to which any such person is a party by reason of any alleged act or failure to act in his capacity as such, except as to a matter as to which such director or officer shall have been finally adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation or not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation.

The underwriting agreement for an offering of the offered securities is expected to provide that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act.

In addition, we have entered into indemnification agreements with certain of our officers and directors. The agreements provide indemnification to the fullest extent not prohibited by (and not merely to the extent affirmatively permitted by) applicable law in third party proceedings, and in proceedings by or in our right to procure a judgment in our favor, for all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee if the indemnitee acted in good faith and in a manner reasonably believed to be in our best interests or not opposed to our best interests. The agreements also provide for indemnification with respect to certain expenses. There is a two year period of limitations for causes of action asserted by or on behalf of us against the indemnitee, unless a shorter period of limitations is otherwise applicable.

We maintain directors and officers liability insurance for the benefit of our directors and officers.

Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the U.S. Securities Act of 1933.

Item 16. Exhibits.

Exhibit	Description

2.1	Acquisition Agreement, dated as of October 5, 2005, by and among AMN Healthcare Services, Inc., Cowboy Acquisition Corp., The MHA Group, Inc. and James C. Merritt and Joseph E. Hawkins (incorporated by reference to Exhibit 2.1 of AMN Healthcare Services, Inc.’s Current Report on Form 8-K filed on October 6, 2005).

2.2	Amendment No. 1 to Acquisition Agreement, dated as of October 21, 2005, by and among AMN Healthcare Services, Inc., Cowboy Acquisition Corp., The MHA Group, Inc. and James C. Merritt and Joseph E. Hawkins (incorporated by reference to Exhibit 2.2 of AMN Healthcare Services, Inc.’s Quarterly Report on Form 10-Q filed on November 7, 2005).

2.3	Amendment No. 2 to Acquisition Agreement, dated as of October 21, 2005, by and among AMN Healthcare Services, Inc., Cowboy Acquisition Corp., The MHA Group, Inc. and James C. Merritt and Joseph E. Hawkins (incorporated by reference to Exhibit 2.3 of AMN Healthcare Services, Inc.’s Quarterly Report on Form 10-Q filed on November 7, 2005).

4.1	Amended and Restated Certificate of Incorporation of AMN Healthcare Services, Inc. (incorporated by reference to Exhibit 3.1 of AMN Healthcare Services, Inc.’s Annual Report on Form 10-K filed on March 18, 2002).

4.2	Second Amended and Restated By-laws of AMN Healthcare Services, Inc. (incorporated by reference to Exhibit 3.1 of AMN Healthcare Services, Inc.’s Quarterly Report on Form 10-Q filed on May 9, 2005).

4.3	Amended and Restated Registration Rights Agreement, dated as of November 2, 2005, among the Registrant, Steven Francis, the Francis Family Trust dated May 24, 1996, James C. Merritt and Joseph E. Hawkins (incorporated by reference to Exhibit 4.1 of AMN Healthcare Services, Inc.’s Quarterly Report on Form 10-Q filed on November 7, 2005).

4.4	Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 of AMN Healthcare Services, Inc.’s Annual Report on Form 10-K filed on March 18, 2002).

5.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the legality of the shares of common stock.

23.1	Consent of KPMG LLP.

23.2	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on Page II-6).

Item 17. Undertakings

A. Undertakings Pursuant to Rule 415

The undersigned registrant hereby undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that the undertakings set forth in clauses (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d) that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement.

B. Undertaking Regarding Filings Incorporating Subsequent Exchange Act Documents by Reference

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of any of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Undertaking in Respect of Indemnification

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on March 10, 2006.

AMN HEALTHCARE SERVICES, INC.

By:	/s/ SUSAN R. NOWAKOWSKI
Name:	Susan R. Nowakowski
Title:	President, Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven C. Francis, Susan R. Nowakowski and David C. Dreyer, or any of them, as his true and lawful attorney-in-fact with full power of substitution and resubstitution, in any and all capacities, to sign this registration statement or amendments (including post-effective amendments and including, without limitation, registration statements filed pursuant to Rule 462 under the Securities Act of 1933) thereto and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorney-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes and he might or could do in person, hereby ratifying and conforming all that said attorney-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed on March 10, 2006 by the following persons in the capacities indicated.

Signature	Title

/S/ STEVEN C. FRANCIS Steven C. Francis	Executive Chairman of the Board and Director

/S/ SUSAN R. NOWAKOWSKI Susan R. Nowakowski	President, Chief Executive Officer and Director

/S/ DAVID C. DREYER David C. Dreyer	Chief Financial Officer and Chief Accounting Officer

/S/ DOUGLAS D. WHEAT Douglas D. Wheat	Director

/S/ WILLIAM F. MILLER, III William F. Miller, III	Director

/S/ ANDREW STERN Andrew Stern	Director

/S/ KENNETH F. YONTZ Kenneth F. Yontz	Director

/S/ R. JEFFREY HARRIS R. Jeffrey Harris	Director

EXHIBIT INDEX

Exhibit	Description

2.1	Acquisition Agreement, dated as of October 5, 2005, by and among AMN Healthcare Services, Inc., Cowboy Acquisition Corp., The MHA Group, Inc. and James C. Merritt and Joseph E. Hawkins (incorporated by reference to Exhibit 2.1 of AMN Healthcare Services, Inc.’s Current Report on Form 8-K filed on October 6, 2005).

2.2	Amendment No. 1 to Acquisition Agreement, dated as of October 21, 2005, by and among AMN Healthcare Services, Inc., Cowboy Acquisition Corp., The MHA Group, Inc. and James C. Merritt and Joseph E. Hawkins (incorporated by reference to Exhibit 2.2 of AMN Healthcare Services, Inc.’s Quarterly Report on Form 10-Q filed on November 7, 2005).

2.3	Amendment No. 2 to Acquisition Agreement, dated as of October 21, 2005, by and among AMN Healthcare Services, Inc., Cowboy Acquisition Corp., The MHA Group, Inc. and James C. Merritt and Joseph E. Hawkins (incorporated by reference to Exhibit 2.3 of AMN Healthcare Services, Inc.’s Quarterly Report on Form 10-Q filed on November 7, 2005).

4.1	Amended and Restated Certificate of Incorporation of AMN Healthcare Services, Inc. (incorporated by reference to Exhibit 3.1 of AMN Healthcare Services, Inc.’s Annual Report on Form 10-K filed on March 18, 2002).

4.2	Second Amended and Restated By-laws of AMN Healthcare Services, Inc. (incorporated by reference to Exhibit 3.1 of AMN Healthcare Services, Inc.’s Quarterly Report on Form 10-Q filed on May 9, 2005).

4.3	Amended and Restated Registration Rights Agreement, dated as of November 2, 2005, among the Registrant, Steven Francis, the Francis Family Trust dated May 24, 1996, James C. Merritt and Joseph E. Hawkins (incorporated by reference to Exhibit 4.1 of AMN Healthcare Services, Inc.’s Quarterly Report on Form 10-Q filed on November 7, 2005).

4.4	Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 of AMN Healthcare Services, Inc.’s Annual Report on Form 10-K filed on March 18, 2002).

5.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the legality of the shares of common stock.

23.1	Consent of KPMG LLP.

23.2	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on Page II-6).